UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42456

INLIF LIMITED

No. 88, Hongsi Road
Yangxi New Area, Honglai Town
Nan’an City, Quanzhou
The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

 Results of INLIF LIMITED’s Annual General Meeting of Shareholders

The Annual General Meeting of Shareholders (the “Meeting”) of INLIF LIMITED (the “Company”) was held at No. 88, Hongsi Road, Yangxi New Area, Honglai Town, Nan’an City, Quanzhou, the People’s Republic of China, on June 9, 2025, at 9:30 a.m. EST, with the ability given to the shareholders to join virtually via live audio webcast at www.virtualshareholdermeeting.com/INLF2025.

At the close of business on May 12, 2025, the record date for the determination of holders of the ordinary shares of the Company (the “Ordinary Shares”) entitled to vote at the Meeting, there were a total of 15,900,000 issued and outstanding Ordinary Shares, each being entitled to one (1) vote. At the Meeting, the holders of 13,989,308 Ordinary Shares of the Company were represented in person or by proxy, constituting a quorum.

Capitalized terms not otherwise defined herein have the meaning given to them in the notice of the Meeting dated May 22, 2025.

At the Meeting, the shareholders of the Company adopted the following resolutions:

1.	An ordinary resolution to approve the re-election of Wenzao Huang as a director of the Company;

2.	An ordinary resolution to approve the re-election of Yunjun Huang as a director of the Company;

3.	An ordinary resolution to approve the re-election of Yaner Zhang as a director of the Company;

4.	An ordinary resolution to approve the re-election of Yongfu Zeng as a director of the Company;

5.	An ordinary resolution to approve the re-election of Yongjun Zhou as a director of the Company;

6.	A special resolution to approve the Share Capital Reorganization;

7.	A special resolution to adopt the Amended M&A as the new memorandum and articles of association of the Company, in substitution for the Memorandum and Articles of the Company currently in effect, subject to and immediately following the Share Capital Reorganization taking effect; and

8.	A special resolution to approve the Share Repurchase and Issuance subject to and immediately following the Share Capital Reorganization and the Amended M&A taking effect.

The results of the vote at the Meeting for the resolutions were as follows:

*	For	Against	Abstain
No. 1	13,921,507	46,086	21,715
No. 2	13,921,509	46,086	21,713
No. 3	13,921,509	46,086	21,713
No. 4	13,921,509	46,086	21,713
No. 5	13,921,509	46,086	21,713
No. 6	13,919,889	69,415	4
No. 7	13,920,380	68,924	4
No. 8	13,920,390	68,665	253

*	The numbers in this column correspond to those in the fourth paragraph of this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 9, 2025

INLIF LIMITED

By:	/s/ Rongjun Xu
Name:	Rongjun Xu
Title:	Chief Executive Officer

2